Exhibit 99.1

Mesoblast Limited
ABN 68 109 431 870
and Controlled Entities (Mesoblast Group)

HALF-YEAR INFORMATION
FOR THE SIX MONTHS ENDED DECEMBER 31, 2022

PROVIDED TO THE ASX UNDER LISTING RULE 4.2A

This half-year financial report is to be read in conjunction with the financial report for the period ended June 30, 2022.

Rule 4.2A.3
Appendix 4D
Half-Year Report for the six months to December 31, 2022

Name of entity
MESOBLAST LIMITED ABN 68 109 431 870

1.    Reporting period

Report for the half-year ended	December 31, 2022
Previous corresponding period is the financial year ended and half-year ended	June 30, 2022 December 31, 2021

2.    Results for announcement to the market

	Up/down	% change		Amount reported for the half-year ended December 31, 2022 (USD’000)
Revenues from ordinary activities (item 2.1)	Down	39%	to	3,636

Loss from ordinary activities after tax attributable to members (item 2.2)	Down *	15%	to	41,370

Net loss for the period attributable to members (item 2.3)	Down*	15%	to	41,370
*decrease in loss

There are no dividends being proposed or declared for the period (item 2.4 and 2.5)

Commentary related to the above results
Please refer to the Directors’ Report (please see the section titled Management’s Discussion and Analysis of Financial Condition and Results of Operations) within the Form 6-K for the three and six months ended December 31, 2022.

3.    Net tangible assets per security (item 3)

	December 31, 2022	December 31, 2021
Net tangible (liability) backing per ordinary security (in USD cents)	(8.75) cents	(4.40) cents

A large proportion of the Company’s assets are intangible in nature, consisting of goodwill, acquired licenses to patents, in-process research and development acquired, currently marketed products and right-of-use assets. Our intangible assets primarily relate to the acquisition of both Mesoblast, Inc and the culture-expanded Mesenchymal Stem Cell technology. These assets and the associated provision for contingent consideration are excluded from the calculation of net tangible assets per security. As at December 31, 2022 and 2021, the value of deferred tax liabilities was $Nil.

4.    Half-Year Financial Statements and Directors’ Report
The financial information provided in the Appendix 4D should be read in conjunction with the Report on Form 6-K (incorporating the Half-Year Report) for the three and six months ended December 31, 2022 which has been prepared in accordance with Australian Accounting Standards.

Directors’ Report - please refer to the section titled Management’s Discussion and Analysis of Financial Condition and Results of Operations within the Form 6-K.

Half-Year Financial Statement – please refer to the Financial Statements within the Form 6-K.

5.    Independent review of the financial report (item 9)

The financial report has been independently reviewed. The financial report is not subject to a qualified independent review statement. The independent audit review report includes the following statement:

We draw attention to Note 1(i) in the half-year financial report, which indicates that the Group had cash outflows from operating activities of $30.7 million and held total cash reserves of $67.6 million as of 31 December 2022, and in line with its commercial launch plans, additional inflows from strategic partnerships, product specific financing, capital markets and existing loan arrangements will be required to meet the Group’s projected expenditure consistent with its business strategy over the next 12 months. These conditions, along with other matters set forth in Note 1(i), indicate that a material uncertainty exists that may cast significant doubt on the Group’s ability to continue as a going concern. Our conclusion is not modified in respect of this matter.

The independent audit review report is attached to the Financial Statements within the Form 6-K.